September 29, 2006

TO HOLDERS OF UNITS OF

G REIT, INC.

Re:	Offer to Purchase Units for $8 Per Share – Highest Price Ever Offered

Dear Shareholder:

Enclosed is an OFFER TO PURCHASE your shares of Common Stock of G REIT, INC. (the “Company”) at a cash purchase price of $8 per Share, without interest, less the amount of Distributions (as defined in the Offer to Purchase) made or declared after the date of the Offer and less any transfer fees imposed by the Company for each transfer.

Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

•	The price offered for the Shares is $8 in CASH, less any Distributions made or declared after the date of this Offer.
•	The Offer is $1 per Share (14%) more than the highest prior third-party offer for Shares of which Purchaser is aware.
•

The Shares are illiquid – there is no regular trading market for the Shares, nor is any such market expected to develop. The Offer allows Shareholders to dispose of their Shares without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

•	The Offer is an immediate opportunity for Shareholders to liquidate their investment in the Company.

We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

The Offer is scheduled to expire on November 3, 2006. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Shares, please contact us at (800) 611-4613 (toll free).

Very truly yours,

EVEREST INVESTORS 17, LP